Mail Stop 4561

      March 2, 2006



Mr. John A. Grillo
Chief Executive Officer
National Energy Services Company, Inc.
3153 Fire Road, Suite 2C
Egg Harbor Township, NJ  08234

Re:	National Energy Services Company, Inc.
Form 10-KSB for the fiscal year ended October 31, 2005
      File No. 000-50089

Dear Mr. Grillo:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended October 31, 2005

Financial Statements

Consolidated Statements of Cash Flow
1. We note that the amount of cash and cash equivalents on your statements of cash flow as of October 31, 2005 does not agree with the amount reported on your balance sheet. Please advise.

Revenue Recognition, page F-9
2. We note your disclosure that you have determined that all revenue should be recognized on a gross basis under EITF 99-19. We also note that you have indicated to us in your response letter dated November
15, 2005 (prior comment 3) that equipment sales - PP&L Spectrum were recognized on a net basis. Help us to understand the nature of this matter and whether or not you have reversed your previous position.
Additionally, please confirm for us whether or not your earnings on equipment sales - PP&L were fixed and how this factor differs between equipment sales - PP&L and your other revenue streams.
3. We previously noted that your energy service agreement guarantees a fixed amount of annual energy savings and you are required to refund your customers in the event of a deficit in such amount. Explain to us how you considered these terms in your determination of when to recognize revenues and your application of SAB Topic 13.

Long-Term Debt, page F-14
4. We note that you renegotiated a lower interest rate on your note effective March 1, 2005. Please advise what consideration you gave to SFAS 15 and/or EITF 96-19 in determining how to account for your long-term debt modification. Additionally, please describe for us how you have accounted for the modification.

Restatement, page 17
5. We note that you have restated your fiscal year 2004 financial statements to effect a new policy for what you refer to as "pass-through" amounts. It appears that your new policy is to treat the "pass-through" amounts as off-balance sheet transactions in that you have stopped recording receivables from facilities for amounts that
represent the financing of their upgraded systems and payables to the
lender or lessor for amounts that you owe to them for advances of funds. We can not agree with your accounting treatment for these receivables and payables because they should not be recorded as off-
balance sheet transactions under GAAP.   Additionally, we refer
you
to your response to prior comment 6 in your letter dated November
15,
2005 in which you have taken the position that recording of the note receivables and note payables is appropriate. Please restate your financial statements in an amended filing in response to this comment. Additionally, please revise your off-balance sheet arrangements disclosure and have your auditors` report revised to include an explanatory paragraph related to the restatement.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. John A. Grillo
National Energy Services Company, Inc.
March 2, 2006
Page 4